Exhibit 99.1

SciSparc Announces Successful Final Phase IIa Results, Meeting End Points of its Phase IIa Alzheimer Disease Patients with Agitation Trial

Topline results using the Company’s SCI-110 met the trial’s primary and secondary end points, demonstrating high safety profile and reduced agitation

Tel-Aviv, June 02, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (NASDAQ: SPRC), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the “Company” or “SciSparc”), today announced positive topline results from its investigator-initiated Phase IIa trial at the Sophie & Abraham Stuchynski Israeli Alzheimer’s Medical Center (“IMCA”), which suggest that the Company’s proprietary SCI-110 is safe and tolerable while significantly improving agitation symptoms over time in elderly population with Alzheimer disease (“AD”) and agitation.

Agitation manifests over the course of AD’s progression in almost all affected patients, increasing patients’ suffering and burden of care. Current clinical practice is to treat with off-label drugs such as antipsychotics and benzodiazepines, whose efficacy is debatable, and which have frequent adverse effects.

This Phase IIa clinical trial was an open label  trial, which included 18 patients diagnosed with AD and agitation, to evaluate the safety, tolerability, and efficacy trends of twice daily oral administration of SCI-110.  Results showed that the trial met its primary endpoints of the number of drop-out subjects’ due to poor tolerability and the number of trial treatment (SCI -110) related adverse events, with no SCI-110 related safety issues observed and no dropouts from the trial due to trial medication. Specifically, SCI-110 did not cause delirium, oversedation, hypotension or falls. In addition, analysis of the trial results showed that the trial also met its secondary end point of change from baseline to end of treatment in agitation measured by the Cohen Mansfield Agitation Inventory (“CMAI”) where out of the fifteen patients treated with SCI-110 at least two consecutive times during the trial, thirteen of them at doses ranging between 7.5mg-12.5mg/day showed amelioration in agitation with no need to use rescue medication to control agitation. CMAI is a standard measure for measuring agitation in people with dementia. The trial showed that these subjects had amelioration in agitation (paired t-test: CMAI mean difference (mean +/- SD) =10.6+/-14.88, t= 2.76, df=14, p=0.015) from baseline (CMAI: 45.87 +/- 15.17) to endpoint (CMAI: 35.27 +/- 11.09). This resulted in an average reduction of 23% across the entire sample.

In the exploratory end points, a decrease in eating and feeding difficulties was shown in 11 patients out of the 15 patients treated at least two consecutive times during the trial as measured by the Edinburgh Feeding Evaluation in Dementia Scale, although the increase was not significant.  No effect from the treatment was observed on cognitive measurements and sleep quality, as measured by the Mini Mental State Exam and by the and the Sleep Disorder Inventory, respectively.

In general, the trial medication was well tolerated with no negative response to the treatment observed throughout the trial duration.

“We are extremely pleased with the results announced today, the tolerability and improvement the patients presented in the symptoms of the disease are remarkable. Alzheimer disease’ patients experience many different symptoms that deteriorate their condition including lack of appetite, sleep quality and agitation. The possibility of improving quality of life for patients and even reducing the need to use rescue medications is an enormous accomplishment for SciSparc,” said Adi Zuloff-Shani, PhD, Chief Technology Officer of SciSparc. “These results further support our efforts to develop proprietary innovative treatments with the ability to change millions of lives worldwide.”

The trial, titled “Phase IIa Open Label Trial to Evaluate the Safety, Tolerability and Efficacy Trend of SCI-110 in Patients with Alzheimer’s Disease and Agitation,” was conducted at the IMCA under the leadership of Dr. Alexander Kaplan, MD, principal investigator and board-certified geriatrician. The trial was a single-arm, open-label trial, in which each subject received twice daily treatment of the SCI-110 via oral administration and was followed-up for up to 39 days consist of 32 treatment days and 7 days follow-up post treatment completion. There were 18 subjects that participated in the trial and received SCI-110 at the IMCA in Ramat-Gan, Israel.

About SCI-110

SCI-110 is a unique and proprietary combination of Dronabinol, an FDA-Approved, synthetic version of delta-9-tetrahydrocannabinol (Δ⁹-THC), and CannAmide™, the Company’s proprietary formulation of Palmitoylethanolamide (PEA).

SCI-110 is one of the innovative combinations of SciSparc cannabinoid-centric platform. Using its proprietary technology, SciSparc creates these combinations to augment the inherent properties of different cannabinoids, in this case, Dronabinol, enhancing their ability to bind with receptors in the endocannabinoid system. The potential result, as demonstrated in pre-clinical studies, is improved efficacy and in turn, lower dosage requirements and reduced side effects as compared to the cannabinoid when administered alone.

About AD

AD is an irreversible neurodegenerative disease that causes progressive and disabling impairment of cognitive functions including memory, comprehension, language, attention, reasoning, and judgment. Neuropsychiatric symptoms such as apathy, social withdrawal, disinhibition, agitation, psychosis, insomnia, poor appetite, and wandering are also common in the mid to late stages.

The current pharmacological treatment of agitation in AD has an unsatisfactory benefit/risk ratio and all used drugs are off label as evidenced by the fact that no FDA approved drug to treat agitation in AD exists. Hence, the pharmacological treatment of agitation in AD is unequivocally, an unmet need.

About SciSparc Ltd. (NASDAQ: SPRC)

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focusses on the sale of hemp-based products on the Amazon.com marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses: the potential advantages and benefits of SCI-110 in the elderly population with Alzheimer disease (AD) and agitation; and SciSparc’s efforts to develop proprietary innovative treatments with the ability to change millions of lives worldwide. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2023, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055

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